  Exhibit 99.1

High Tide Applauds Repeal of 6% Fee on Manitoba Cannabis Sales

CALGARY, AB, May 31, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), Canada's largest non-franchised retail cannabis chain which owns 10 Canna Cabana stores in Manitoba, welcomes yesterday's passage of Bill 10 by the Manitoba legislature which will result in the repeal of Manitoba's 6% Social Responsibility Fee on legal cannabis sales retroactive to January 1st, 2022. This will return approximately $181 million in fees paid by legal cannabis retailers over the past two years while ensuring that at least an additional $11 million2 stays with retailers moving forward on an annualized basis.

"We welcome the fact that the Manitoba legislature has voted to put $18 million back into the cannabis industry retroactively while ensuring at least $11 million stays in the hands of legal retailers, who offer tested and regulated products on an annual basis. This will help Manitoba's legal cannabis retailers of all sizes maintain margins while re-investing in their businesses so they can better compete with a well-entrenched illicit market, and I want to thank both the PC and NDP MLAs for their support to pass this legislation," said Raj Grover, President and Chief Executive Officer of High Tide.

"While today's announcement is a positive first step, much more needs to be done, especially by the federal government, to ensure the sustainability of Canada's legal cannabis sector, which directly employs tens of thousands of Canadians but is struggling to succeed under the current regulatory and legislative environment. We encourage other provinces and the federal government to follow Manitoba's lead and come up with concrete measures to ensure our industry continues to grow and create jobs while protecting public health," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 153 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

___________________________________

[1] Legislative Assembly of Manitoba HANSARD: https://www.gov.mb.ca/legislature/hansard/42nd_5th/vol_43b/h43b.html#sr
[2] Based Statistics Canada data for total legal cannabis sales in Manitoba in 2022.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-applauds-repeal-of-6-fee-on-manitoba-cannabis-sales-301837903.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/31/c5224.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 31-MAY-23